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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   IGIA, Inc.
                      -------------------------------------
                                (Name of Issuer)

                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                       ---
                                   -----------
                                 (CUSIP Number)

                                Prem Ramchandani
                                 c/o IGIA, Inc.
                         11 West 42nd Street, 7th Floor
                            New York, New York 10036
                                  212-575-0500
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 11, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                               13D                    Page 2 of 6 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Prem Ramchandani
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [ ]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds:        OO


--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization       United States of America


--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             10,350,000
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        10,350,000
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        10,350,000 (includes 75,037.50 shares of Series E Convertible Preferred Stock that are convertible into 7,503,750 shares of Common Stock)
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        22.8%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No.                               13D                    Page 3 of 6 Pages

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to the common stock, $0.001 par value per share (the "Common Stock"), of IGIA, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 11 West 42nd Street, 7th Floor, New York, New York 10036.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of Prem Ramchandani, an individual (the "Reporting Person").

         The Reporting Person is a citizen of the United States and is President and Treasurer of the Issuer. His business address is c/o IGIA, Inc., 641 11 West 42nd Street, 7th Floor, New York, New York 10036.

         During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On June  11,  2004,  the  Issuer  entered  into a  Securities  Purchase
Agreement and Plan of Reorganization (the "Agreement") with Tactica International, Inc., a Nevada corporation ("Tactica") and the shareholders of Tactica pursuant to which the Issuer acquired all of the issued and outstanding shares of Tactica in exchange for shares of common stock and convertible preferred stock of the Issuer.

         In accordance with the Agreement, (i) the shareholders of Tactica exchanged all of the issued and outstanding shares of Tactica's common stock for shares of Common Stock and Series E Convertible Preferred Stock of the Issuer,
(ii) the former shareholders of Tactica gained control of the Issuer and (iii) Tactica became a wholly owned subsidiary of the Issuer.

         As a former shareholder of Tactica, the Reporting Person received 2,846,250 shares of Common Stock and 75,037.5 shares of Series E Convertible Preferred Stock of the Issuer in exchange for the Tactica shares held by the Reporting Person. The Series E Convertible Preferred Stock are convertible into 7,503,750 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The  Reporting   Person   acquired  the  Common  Stock  and  securities
exercisable for Common Stock for investment purposes only.

         The Reporting Person does not have any plan or proposal which relates to, or would result in the following, except for the Reporting Person's activities as an officer and director of the Issuer:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No.                               13D                    Page 4 of 6 Pages

--------------------------------------------------------------------------------

(b)      an   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
         Section 13 of the Investment Company Act of 1940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

(j)      any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


(a) Based upon the number of outstanding shares of Common Stock listed in the Issuer's Form 8-K dated June 11, 2004, the Reporting Person may be deemed to beneficially own an aggregate of 10,350,000 shares of Common Stock (including 75,037.5 shares of Series E Convertible Preferred Stock that are convertible into 7,503,750 shares of Common Stock), which constitutes beneficial ownership of 22.8% of the total number of shares of outstanding Common Stock of the Issuer. For purposes of this
         Schedule 13D, the Reporting Person has assumed that all the shares of Series E Preferred Stock have automatically converted into shares of Common Stock pursuant to their terms.

(b) The Reporting Person has the sole power to vote or direct the vote of, and the sole power to direct the disposition of, the shares held by him individually, which total 10,350,000 shares of Common Stock.

(c) The Reporting Person was a party to the Agreement described in Item 3 hereto pursuant to which the Reporting Person exchanged all of his shares of Tactica's common stock for 2,846,250 shares of the Issuer's Common Stock and 75,037.5 shares of the Issuer's Series E Convertible Preferred Stock that are convertible into 7,503,750 shares of Common Stock. Pursuant to the exchange of shares and effective as of the close of the transactions contemplated by the Agreement, the former shareholders of Tactica gained control of the Issuer and Tactica became a wholly owned subsidiary of the Issuer.

CUSIP No.                               13D                    Page 5 of 6 Pages

--------------------------------------------------------------------------------

(d) No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

CUSIP No.                               13D                    Page 6 of 6 Pages

--------------------------------------------------------------------------------


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  August 2, 2004


                                        /s/ Prem Ramchandani
                                        ----------------------------------------
                                        Prem Ramchandani